FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* BEALL, DONALD R.	2. Issuer Name and Ticker or Trading Symbol ROCKWELL COLLINS, INC. (COL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 5 CIVIC PLAZA, SUITE 320	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2/11/03
(Street) NEWPORT BEACH, CA 92660		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								17,354	D
Common Stock								85,262	I	Trustee--Family Trust
Common Stock								64,883.5154	I	By Savings Plan (1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (right to buy)(2)	$22.0764							Current	12/6/05	Common Stock	318,351		318,351	D
Stock Option (right to buy)(2)	$27.8729							Current	12/9/06	Common Stock	269,739		269,739	D
Stock Option (right to buy)(2)	$25.0465							Current	6/26/08	Common Stock	737		737	D
Stock Option (right to buy)(2)	$28.6141							Current	2/3/09	Common Stock	985		985	D
Stock Option (right to buy)(2)	$30.1282							Current	2/2/10	Common Stock	985		985	D
Stock Option (right to buy)(3)	$22.3500							(4)	7/5/11	Common Stock	150,000		150,000	D
Directors Stock Option (right to buy)(5)	$20.26	2/11/03		A		5,000		2/11/04(6)	2/11/13	Common Stock	5,000		5,000	D

Explanation of Responses:

(1) Shares represented by Company stock fund units under the Rockwell Automation, Inc. (ROK) salaried retirement savings plan, based on information provided by the Plan Administrator as of 12/1/02.
(2) Stock option, as amended if applicable, granted under the Rockwell Collins 2001 Stock Option Plan in connection with the 6/29/01 pro rata distribution by ROK to its shareowners of all of the issued and outstanding shares of Common Stock of Rockwell Collins.
(3) Stock options granted under the 2001 Long-Term Incentives Plan.
(4) Options are currently exercisable as to 50,000 shares and become exercisable as to an additional 50,000 shares on each of 7/5/03 and 7/5/04.
(5) Director stock option granted pursuant to the Directors Stock Plan.
(6) The options vest in three equal annual installments beginning on February 11, 2004.

By: /s/ Gary R. Chadick Gary R. Chadick, Attorney-in-Fact **Signature of Reporting Person	2/12/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.